September 11, 2025

Steven Trieu
Chief Executive Officer
American Exceptionalism Acquisition Corp. A
506 Santa Cruz Ave., Suite 300
Menlo Park, CA 94025

       Re: American Exceptionalism Acquisition Corp. A
           Registration Statement on Form S-1
           Filed August 18, 2025
           File No. 333-289701
Dear Steven Trieu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 18, 2025
Cover Page

1. We note that "in the future" you may reimburse an affiliate of your sponsor for accounting, bookkeeping, office space, IT support, research, professional, secretarial and administrative services. We note that you have filed the form of the agreement as exhibit 10.8 and that the principal executive offices of the company, as disclosed on page 20, are the same address as in the agreement. To the extent that the agreement will be signed upon completion of the offering, please revise to clearly disclose that you will reimburse such fees, rather than the current disclosure, which appears to indicate such agreement is not certain. Otherwise, please clarify.
 September 11, 2025
Page 2
Summary
Conflicts of Interest, page 42

2. Please expand your disclosure on pages 42-44 to also describe conflicts of interest relating to payments to your sponsor, officers or directors, or your or their affiliates for services rendered prior to or in connection with the completion of your initial business combination, as referenced on page 41. See Item 1602(b)(7) of
       Regulation S-K.
3. Please revise to clarify, as you state in your risk factor on pages 84-85, that your sponsor, its manager, and your officers and directors may pursue business combinations for blank check companies that it has sponsored in any order, which could result in its more recent blank check companies completing business combinations prior to its blank check companies that were launched earlier. Please also revise to reconcile your disclosure here stating that the fiduciary duties or contractual obligations of your officers or directors to other entities could materially affect your ability to complete your initial business combination, with your disclosure on page 163 stating that you do not believe such fiduciary duties or contractual obligations will materially affect your ability to complete your initial business combination.
Risk Factors
We may issue our shares to investors in connection with our initial business combination . . . , page 70

4. Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds providing sufficient liquidity.
Management, page 157

5. Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. For instance, please ensure you have described the experience for each individual for the past five years. See Item 401(e) of Regulation
S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 11, 2025
Page 3

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Steven R. Green, Esq.